

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

Via E-mail
Mr. Robert B. Lee
Chief Financial Officer and Treasurer
PRGX Global, Inc.
600 Galleria Parkway, Suite 100
Atlanta, GA 30339-5986

> **Re: PRGX Global, Inc.**
> **Form 10-K**
> **Filed March 13, 2013**
> **File No. 0-28000**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis, page 23

Results of Operations, page 24

1. You state on page 50 that you use Adjusted EBITDA as the primary measure of profit or loss for purposes of assessing the operating performance of all operating segments. Please expand your results of operations discussion in future filings to provide a quantified discussion of each segment's Adjusted EBITDA as well as Adjusted EBITDA attributable to corporate support. Please quantify the impact of each factor when multiple factors contribute to material changes as well as discuss the underlying business reasons for material changes between periods. Refer to Item 303(a)(3) of Regulation S-K and Sections 501.06(a) and 501.12(b)1 of the Financial Reporting Codification. Please show us supplementally what the revised disclosures will look like in future filings.

Liquidity and Capital Resources, page 29

2. Given that certain foreign jurisdictions restrict the amount of cash that can be transferred to the U.S., please tell us how you determined that Schedule I would not be required under Rule 5-04 of Regulation S-X.

3. Given that changes in billed and unbilled contract receivables appear to be materially impacting your operating cash flows in a given period and the amount of unbilled receivables has increased from December 31, 2011 to December 31, 2012 and then again from December 31, 2012 to June 30, 2013, please expand your disclosures in future filings to address the following:
    - quantify the days sales outstanding for the periods presented and to provide an analysis for significant fluctuations therein;
    - address whether you have experienced any changes in aging due to customer liquidity problems, changes in contractual payment/billing terms, or changes in the frequency/materiality of customer disagreements;
    - quantify the impact on your financial statements of several clients in Europe entering administration during the six months ended June 30, 2013;
    - address any disagreements with customers that may impact your ability to bill unbilled amounts, or any other known contracts/factors that materially impact the recoverability of this asset; and
    - quantify the amount of unbilled contract receivables recorded as of the balance sheet date that have been subsequently billed.

    Please show us supplementally what the revised disclosures will look like in future filings.

Critical Accounting Policies, page 34

Revenue Recognition, page 34

4. You generally recognize revenue on the accrual basis except with respect to an insignificant number of our international units where you recognize revenue on the cash basis. Please help us understand how you determined it was appropriate to record this revenue on a cash basis pursuant to ASC 605-10. Please also tell us the amount of revenue recorded on a cash basis during each of the three years ended December 31, 2012 as well as the six months ended June 30, 2013.

(10) Commitments and Contingencies, page 61

5. You are party to a variety of legal proceedings arising in the normal course of business. You do not believe that the final outcome of these proceedings will have a material adverse effect on your financial position or results of operations. Please also disclose the expected effect on your cash flows.

Form 10-Q for the period ended June 30, 2013

Note A – Basis of Presentation, page 4

6. In regard to your adoption of ASU 2013-02, please provide the disclosures required by ASC 220-10-45-17 through 45-17B in future filings. Please show us supplementally what the revised disclosures will look like in future filings.

Management's Discussion and Analysis, page 12

Results of Operations, page 13

7. You reversed $0.5 million of accruals for uncertain tax positions in the six months ended June 30, 2013. Given that this represents approximately 38% of your net income during this period, please expand your disclosures to explain what these uncertain tax positions relate to and the specific factors that led to the reversal of the accruals during this period. Please show us supplementally what the revised disclosures will look like in future filings.

Definitive Proxy Statement on Schedule 14A filed on April 30, 2013

2012 Compensation Decisions, page 27

8. Refer to your disclosure in the second paragraph. We also note your "Compensation of Other Named Executive Officers' disclosure on page 26 where you state that in setting the initial compensation for the other executive officers, the compensation committee "reviews peer group compensation data…" Please tell us, and in future filings disclose how relevant market compensation information influenced the compensation committee's decision to increase the salary for the company's Chief Financial Officer.

Elements of the Company's Executive Compensation Program, page 28

Cash Bonus – 2012 Short-Term Incentive Plan, page 28

9. Please tell us and in future filings disclose compensation committee's determination with respect to the named executive officers' achievement of their respective individual performance objectives.

10. With respect to Mr. Shand's financial targets under the STI Plan, supplementally please tell us the actual level of target achievement, and to extent applicable, make similar disclosures in your future filings.

Summary Compensation Table, page 38

11. Please refer to footnotes (7) and (9) related to Messrs. Shand's and Pamnani's discretionary payouts.   Please note that if pursuant to the compensation committee's discretionary authority, an amount is paid over and above the amounts earned by meeting the performance measures under a non-equity incentive plan, that amount should be reported in the Bonus column of the summary compensation table. In future filings please disclose such discretionary bonus amounts in accordance with Item 402(c)(2)(iv) of Regulation S-K. For additional guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations available in our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or, in her absence, Era Anagnosti at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief